SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:

FS VARIABLE ANNUITY ACCOUNT NINE

Address of Principal Business Office (No. & Street, City, State Zip Code):

733 Third Avenue

New York, New York 10017

Telephone Number (including area code):

(310) 772-6000

Name and address of agent for service of process:

Christine A. Nixon, Esq.

1 SunAmerica Center

Los Angeles, California 90067-6022

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing for Form N-8A:

Yes [X] No [  ]

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940 the depositor/sponsor, Lincoln Life & Annuity Company of New York, of the registrant has caused this notification of registration to be duly signed on behalf of the registrant in the City of Los Angeles and the State of California on the 9th day of October, 2002.

FS Variable Annuity Account Nine

(Name of Registrant)

BY: First SunAmerica Life Insurance Company

(Name of Depositor)

/s/ Jay S. Wintrob

Jay S. Wintrob

President, Chief Executive Officer and Director

Attest:

/s/ Christine A. Nixon

Christine A. Nixon, Esq.